Aditx Therapeutics, Inc.

11161 Anderson Street, Suite 105-10014

Loma Linda, CA 92354

August 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Re:	Aditx Therapeutics, Inc. Registration Statement on Form S-1 Filed on August 28, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Aditx Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Tuesday, September 1, 2020, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully submitted,

ADITX THERAPEUTICS, INC.

By:	/s/ Amro Albanna
Name: Amro Albanna
Title: Chief Executive Officer